DEXIA

RECEIVED

2008 MAY 27 P 2:31

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08002819

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 14th, 2008

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of May 14th, 2008.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
MAY 29 2008
THOMSON REUTERS

dlw
5/28

Dexia SA
Place Rogier 11
B - 1210 Bruxelles

Tél. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Compte N° 068-2113620-17
RPM Bruxelles TVA BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tél. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

DEXIA

Dexia 1Q 2008 Activity and Results

Resilient 1Q08 underlying operating performance

Strong financial solidity and liquidity

Accounting results affected by unrealized negative fair-value adjustments and US second-lien mortgages related losses

Regulated information – Brussels, Paris, May 14, 2008, 7:00 am.

Business highlights

- Activity within Public/Project Finance & Credit Enhancement was marked by strong originations, especially in the United States where the on-going disruption of the municipal financing market benefited a small number of banks which, like Dexia, enjoy sound liquidity and solvency.
- Challenging financial markets and globally decreasing client risk appetite had a negative impact on the volume and mix of assets managed or administered.
- The change in loan originators' behaviour as well as increasing defaults and reducing house prices triggered losses far exceeding historic loss expectations on US Home Equity Lines of Credit (HELOCs) and Closed-End Second-lien (CES) Residential Mortgage-Backed Securities insured by Dexia's US subsidiary FSA.
- Dexia's financial solidity and liquidity are strong: Dexia's easy access to liquidity once again proved a valuable asset and the Cash & Liquidity Management activity line booked record profits during 1Q08; volumes of long-term bond issues are in line with budget and funding cost is competitive; solvency remains strong with a Basel II Tier 1 ratio of 11.2% at end of March 2008.

Financial highlights

- 1Q08 reported earnings amounted to EUR 289 million (-59.9% compared to 1Q07). 1Q08 reported EPS decreased by 59.8% to EUR 0.25 per share.
- 1Q08 revenues were resilient with total pro forma underlying income increasing 5.2% on a constant exchange rate compared to 1Q07. At Group level, the mark-to-market effects had a negligible impact on underlying revenues. Negative marks on trading portfolios were offset by positive marks on two securitization-related CDS where the underlying assets protected are not accounted in trading books.
- Operating efficiency improved with underlying cost-income ratio down from 52.3% in 1Q07 to 51.4% in 1Q08.
- 1Q08 underlying earnings were affected by a EUR 128 million risk charge, after tax, on US second-lien mortgage bonds insured by FSA and went down 14.5% (pro forma) to EUR 539 million. Underlying EPS decreased by 14.5% to EUR 0.46.
- Cost of risk in banking activities was at a low level in 1Q08 and only accounted for an annualized 5 bp of commitments.
- Reduction in reported earnings also came from:
    - (i) EUR 216 million non-operating after tax unrealized negative fair-value adjustments on FSA insured CDS, which is not expected to result in realized losses;
    - (ii) a non-operating EUR 36 million risk charge, after tax, on share-leasing contracts (in 1Q07, total non-operating items had a positive EUR 92 million net contribution).

Press department Brussels	*+32 2 213 50 81*	*Investor Relations Brussels*	*+32 2 213 57 46*
Press department Paris	*+33 1 58 58 77 81*	*Investor Relations Paris*	*+33 1 58 58 85 97*

Dexia SA - Place Rogier 11, B-1210 Brussels - 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex

Commenting on those results, Axel Miller, Group CEO, declared:

"During the first quarter of 2008, Dexia faced a particularly challenging environment marked by a steep widening of market spreads and a deep deterioration of the US mortgage credit environment. Against this background Dexia delivered an underlying net profit of EUR 539 million. Underlying gross operating income is up 7.2% compared to 1Q07 which is satisfactory in the current environment.
This being said, we are unhappy that, despite our strong risk management and organization, which allowed us to avoid the worst risks of the Structured Finance and mortgage bubble, some transactions in the US resulted into losses far exceeding historic loss expectations. While this is not threatening either Dexia or FSA's financial strengths, we are taking the necessary measures to address this issue. Dexia and FSA will continue taking full advantage of the current business environment to expand their Public and Infrastructure Finance operations."

Consolidated statement of income for the first quarter of 2008

1Q08 CONSOLIDATED STATEMENT OF INCOME

in millions of EUR	Reported			Underlying*			
	1Q 2007	1Q 2008	Variation	1Q 2007 Pro forma	1Q 2008	Variation	Variation on a constant exchange rate
Income	1,785	1,499	- 16.0%	1,760	1,833	+ 4.1%	+ 5.2%
Expenses	- 926	- 942	+ 1.7%	- 921	- 942	+ 2.3%	+ 3.3%
Gross operating income	859	557	- 35.2%	839	891	+ 6.2%	+ 7.2%
Cost of risk	- 23	- 288	x 12.5	- 26	- 236	x 9.1	x 8.9
Impairment on (in)tangible assets	0	1	n.s.	0	1	n.s.	n.s.
Tax expense	- 93	47	n.s.	- 159	- 87	- 45.5%	- 45.7%
Net income	743	317	- 57.3%	654	569	- 13.0%	- 11.8%
Minority interests	23	28	+ 21.7%	24	29	+ 25.3%	+ 25.9%
Net income – Group share	720	289	- 59.9%	630	539	- 14.5%	- 13.2%
Cost-income ratio	51.9%	62.8%		52.3%	51.4%		
ROE (annualized)	21.0%	7.8%					

* *Excluding non-recurring items and mark-to-market variations on FSA's CDS portfolio*

Activity: Strong lending volumes and stable customer assets despite a deteriorated financial markets environment

ACTIVITY	Variations over 12 months
Public/Project Finance – LT commitments	+ 20.4% On a constant exchange rate
FSA – Net par Outstanding (USD)	+ 11.0%
Personal Financial Services	
- Customer assets	- 0.1%
- Customer loans	+ 12.6%
Assets under Management	- 5.7%
Assets under Administration (USD)	+12.0%

1Q08 was another quarter of continued credit re-pricing on the market. It created favourable conditions for Dexia, with higher returns on assets originated, especially within Public/Project Finance and credit enhancement. In the United States especially, the overall liquidity squeeze triggered a genuine reset of the municipal financing market which benefited financially strong commercial banks. Under these circumstances, new business originated during the 1st quarter was thus achieved at good conditions for Dexia. Public/Project Finance originations in the first

quarter were 47% higher than in the comparable quarter of 2007, and present value originations at FSA increased 43%.

Challenging financial markets and globally decreasing risk appetite had a negative impact on the volumes and mix of assets managed or administered. It impacted the Asset Management, Investor Services and, to a lower extent, Personal Financial Services operations. Within Dexia AM, net outflows amounted to EUR 1.9 billion during 1Q08.

Net income – Group share came at the historically low level of EUR 289 million, -59.9% compared to 1Q07

The aggravated US mortgage environment and financial crisis led to various impacts on the statement of income. In the present circumstances, part of these adjustments are accounting requirements which do not reflect a weakening of creditworthiness of the assets, because the spread widening is mainly due to liquidity dislocations rather than credit deterioration. In this regard, 1Q08 proved similar to the previous two quarters. Where 1Q08 differs is on US mortgages where the declining house prices, increasing default rates and changes in originators' behaviour triggered an unexpectedly bad performance of some transactions insured by FSA.

- A EUR 128 million risk charge, after tax, was booked on US second-lien mortgage bonds insured by FSA. This unexpected provision came as a result of the marked underperformance observed very recently. Transactions originated in 2006 and 2007 experienced default rates at unprecedented levels while prepayment rates were higher than expected and draw rates on Home Equity Lines Of Credit (HELOC) were particularly low. This created an adverse combination for FSA on its HELOCs and, to a lower extent, Closed-End Second lien (CES) ALT-A transactions. Estimated losses on these transactions now amount to USD 420 million, pre tax. This assumes that 2006 and 2007 HELOCs transactions' total future losses on current assets would range from 18% to 40%. On the underperforming CES ALT-As, total future losses assumed is 52-57% depending on the transaction. After taking into account the USD 65 million specific provision booked during 4Q and an additional USD 55 million transfer from the general reserve, the impact on Dexia's 1Q08 result amounted USD 300 million or EUR 197 million, before tax. After tax, this is a EUR 128 million net impact.

- An additional after tax EUR 216 million negative fair-value adjustment on insured CDS was booked following further market spread widening. At FSA, the mark-to-market principles apply to the CDS portfolio, which is classified as 'derivatives', notwithstanding the fact that FSA is committed to insure the transactions to maturity, as explained in earlier communications. The underlying of the CDS portfolio is not linked to US mortgages but to AAA bonds backed by corporate loans or bonds. Given the strong credit quality of the CDS portfolio concerned, and the fact that it will be held to maturity, the negative marks are not expected to result in final losses. In fact most adjustments made, whether positive or negative, are expected to add up to zero when the transactions mature. Up to 2007, when credit spreads were narrow, FSA repeated consistently that its positive marks-to-market should not be treated as real or continuing, and thus be regarded as 'non-operating'. Similarly, the negative marks this quarter (and the last quarters of 2007) should not be treated as real or continuing. The tightening of credit spreads after March 31 would lead to a positive fair-value adjustment on insured CDS of about USD 300 million (about EUR 190 million before tax and EUR 130 million after tax; unaudited figures) as of end of April. As communicated many times in the past, future widening or tightening of credit spreads will lead to additional negative or positive fair-value adjustments.

- The widening of Credit spreads also had several accounting effects on trading and derivative assets but with an overall limited impact. Within Treasury & Financial Markets (TFM), a EUR 259 million pre-tax negative mark was booked. This is explained by the effect of widening spreads on TFM trading portfolios, among which the trading portion of the Credit Spread Portfolio is by far the largest. Given the quality of assets of this portfolio (99.6% rated AAA), the negative marks booked during this quarter and the two previous ones are expected to reverse over time, once credit spreads stabilize. At Group level, the above mentioned EUR -259 million is offset by a EUR +243 million pre-tax mark-to-market impact on two securitization-related CDS. In this case, the underlying assets protected are not accounted in trading books. The negative fair-value adjustments on these assets, still held in the balance sheet, are therefore not reflected in the statement of income but directly through the AFS reserve. By business line, the EUR +243 million adjustments can be seen in Treasury & Financial Markets (EUR 124 million) and Public/Project Finance (EUR 119 million).

- A EUR 36 million after tax charge was booked on share-leasing agreements, partly as a result of the end of March ruling from the Dutch Supreme Court already flagged by Dexia on March 28, 2008. In 1Q07, total non-operating items had a positive EUR 92 million contribution, resulting from capital gains and a non-recurring tax effect.

Operating performance was resilient, leading to an improved cost-income ratio; low risk charge, excluding FSA

Overall operating performance during 1Q08 proved resilient with an increase of the underlying gross operating income of 7.2% (on a constant exchange rate). Underlying revenues went up 5.2% and underlying costs up 3.3%, the latter reflecting continued investment in several businesses (particularly Public/Project Finance international expansion and increased investments in Turkey). Operating efficiency improved with underlying cost-income ratio down from 52.3% in 1Q07 to 51.4% in 1Q08.
Excluding provisions for the HELOCs and other second-lien mortgages mentioned earlier, the underlying cost of risk was low in 1Q08, at only 5 basis points (annualized) of banking commitments.

Underlying net attributable profit: -14.5% compared to 1Q07

Pro forma underlying first quarter net attributable profit was down 14.5% year-on-year at EUR 539 million (-13.2% on a constant exchange rate).

"Public/Project Finance & Credit Enhancement" reported an almost flat underlying net attributable profit as the negative impact from FSA's losses related to second-lien US RMBS was only partially offset by the positive EUR 119 million securitization-related CDS mark-to-market adjustment mentioned earlier. Personal Financial Services had a good start in the year with a 12.7% increase in underlying net attributable profit at EUR 179 million and revenue growth at 9.8% outpacing cost growth of 5.9%. Treasury & Financial Markets earnings were halved compared to 1Q07 as the effect of the widening of spreads on trading books was not fully offset by the strong contribution from Cash and Liquidity Management.

UNDERLYING NET INCOME – GROUP SHARE BY BUSINESS LINE

In millions of EUR	1Q 2008	1Q 2008 / 1Q 2007	1Q 2008 / 1Q 2007*
Public/Project Finance & CE	322	- 1.2%	+ 3.7%
Personal Financial Services	179	+ 12.7%	+ 12.8%
Asset Management	17	- 44.7%	- 44.7%
Investor Services	23	+ 0.4%	+ 6.8%
Treasury & Financial Markets	60	- 52.1%	- 50.4%
Central Assets	- 62	n.s.	n.s.
Total Dexia	**539**	**- 14.5%**	**- 13.2%**

** on a constant exchange rate*

Accounting shareholders' equity down as a technical consequence of widening spreads

Since the adoption of IFRS norms, Dexia has to report within shareholders' equity the fair value adjustments on its "Available For Sale (AFS)" assets. Because its business model is focused on Public Finance, Dexia has a large portfolio of high quality and long duration bonds booked as AFS assets, which therefore generates some volatility on its reported shareholders' equity but which does not impact regulatory capital.

Exceptional market spread changes occurred during 1Q08. As a result, the IFRS total shareholders' equity was impacted by a 5.0 billion negative mark and decreased from EUR 14.5 billion at the end of 2007 to EUR 9.5 billion at the end of March. Accumulated Other Comprehensive Income (OCI), the largest part being the AFS reserve, amounted to EUR -6.7 billion at end of March against EUR -1.6 billion at end of 2007, i.e. a EUR 5.1 billion change during 1Q08. The tightening of credit spreads after March 31 would lead to an improvement of about EUR 0.7 billion (unaudited figure) of the AFS reserve as of end of April. As communicated many times in the past, future widening or tightening of credit spreads will lead to additional negative or positive fair-value adjustments.

Core shareholders' equity, which excludes accumulated Other Comprehensive Income, was EUR 16.2 billion at end of March 2008.

We have consistently stated that these negative marks did not reflect future losses and do not raise significant issues at Dexia. We reiterate that statement. The reasons are the following: Dexia manages its portfolio with a "Buy and Hold" approach; Dexia would not find itself in the position of a forced seller; there are no credit issues overall (very high quality of assets, limited rating migration) even though specific attention is brought to the Financial

Products portfolio managed in the US by Dexia's subsidiary FSA; changes in accounting shareholders' equity have no impact on cash flows.

Above all, the importance of the negative marks on Dexia's equity is the reflection of its business model and its long-term nature. Indeed the Public/Project finance business is not only operated in loan but also in bond format. This is the biggest share of AFS accounted assets for a total amount of EUR 88.9 billion and where cumulated fair-value adjustments amounted to EUR -2.0 billion at the end of March after a negative variation of 1.5 billion during 1Q08. This change is the reflection of an average and limited 25 bp spread widening applied to a long 15 years average life portfolio. It is not the reflection of future losses. The other two most important activities which contributed to the EUR 5.1 billion negative variation in accumulated OCI are the high quality Credit Spread Portfolio and the AAA orientated Financial Product portfolio, within FSA. Comprehensive information is provided within the 1Q08 Analysts and Investors slide book available on our website.

SHAREHOLDERS' EQUITY AND SOLVENCY	Dec 2007	March 2008	Variation
Core shareholders' equity (EUR m)	16,112	16,188	+ 0.5%
Total shareholders' equity (EUR m)	14,525	9,529	- 34.4%
Tier 1 capital (EUR m) *	14,549	13,483	Not relevant
Total weighted risks (EUR m) *	159,383	120,113	Not relevant
Tier 1 ratio *	9.1%	11.2%	Not relevant
Net assets per share			
- Core shareholders' equity (EUR)	12.87	12.83	- 0.3%
- Total shareholders' equity (EUR)	11.51	7.07	- 38.6%

** Basel I applied as of Dec 2007; Basel II applied as of March 2008*

Dexia's financial solidity and liquidity are strong

The Group has constantly maintained a strong liquidity position, and its cost of funding remains very competitive. The Group's easy access to liquidity, partly built on its sizeable public finance asset pool, once again proved to be a highly valuable asset and the Cash & Liquidity Management desk booked record profits during 1Q08. Additionally, Dexia has no liquidity commitments towards conduits or off-balance-sheet SIVs. Group off-balance-sheet commitments mainly refer to the financing of high quality US municipal bonds and do not raise capital or funding concerns.

Access to long-term funding was also satisfactory. During 1Q08, long-term issues amounted to EUR 8.8 billion, in line with issues realized during 1Q07. The average funding cost against Euribor increased from -2.7 bp in 1Q07 to 4.5 bp in 1Q08, i.e. a reasonably modest change compared to the overall increasing market spreads.

The solvency, with a Tier 1 ratio of 11.2% at March 2008, and credit ratings of Dexia remain solid.

FSA to discontinue some activities and leverage further its unique position in Public & Infrastruture Finance

FSA's losses in HELOC and CES sectors are far out of scale to historic loss expectations. Management has already decided to eliminate these areas of business and any other form of unsecured consumer credit.

Over the several next months, Management will engage into a thorough review of business lines and underwriting criteria in ABS and Structured Finance to make sure that all areas of continuing activity reflect low risk and predictability, consistent with the Group's risk appetite, and to size the business model accordingly.

This will produce a lower risk ABS and Structured Finance business line smaller than in the past that would maintain diversity and attractive earnings to FSA's business model. Given this and the current business environment, premiums associated with ABS activities are likely in 2008 to be less than 20% of FSA's overall activity, the remainder of which will be generated by municipal and public infrastructure finance.

Nevertheless, FSA avoided the worst risks of the structured finance and mortgage bubble and now has a unique opportunity as the industry leader in public infrastructure finance. Dexia and FSA will continue to take full advantage of the current business environment to expand their Public and Infrastructure Finance operations.

Conclusion

In conclusion, Axel Miller commented:

"The remaining of 2008 will probably still be marked by a high level of volatility and persistent economic uncertainties. Under these circumstances, Dexia will continue playing its financial strengths to develop its businesses while focusing even more on risk monitoring and control."

Detailed information on reported and underlying results and balance-sheet data are provided in the 1Q 2008 Financial Report, available (in English) on the website www.dexia.com.

END